UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39034

BELLUS HEALTH INC.

(Name of registrant)

275 Armand-Frappier Blvd.

Laval, Québec

H7V 4A7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Termination of Open Market Sale Agreement

On July 13, 2022, BELLUS Health Inc. (“BELLUS”) agreed with Jefferies LLC (“Jefferies”) to terminate, effective July 13, 2022, the Open Market Sale AgreementSM (the “Sale Agreement”) dated December 23, 2020, between BELLUS and Jefferies. BELLUS did not make any sales of its common shares under the Sale Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

Date: July 13, 2022	By:	/s/ Ramzi Benamar
	Name:	Ramzi Benamar
	Title:	Chief Financial Officer